Beyond Air, Inc.

900 Stewart Avenue, Suite 301

Garden City, NY 11530

(516) 665-8200

September 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Beyond Air, Inc.
Registration Statement on Form S-3
File No. 333-290520

Ladies and Gentlemen:

Beyond Air, Inc., hereby requests withdrawal of its request for the acceleration of effectiveness of the above-referenced registration statement as set forth in its initial letter dated September 30, 2025.

Very truly yours,

BEYOND AIR, INC.

/s/ Steven Lisi
Steven Lisi
Chairman and Chief Executive Officer